Exhibit 99.1

Caledonia Mining Corporation
 (TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Q2 results to be released on or before August 13, 2013; dial-in details for management conference call

August 6, 2013: Caledonia Mining Corporation (“Caledonia”) announces that the results for the quarter and half-year ended June 30, 2013 are expected to be released on or before August 13, 2013.

Caledonia management will host a conference call on August 13 at 0900 British Summer Time and a second conference call at 1000 Eastern Standard Time.  Dial-in details are as follows:

UK toll-free	0800 358 2705
UK toll-paid	+44 20 8609 0205
North American toll-free number	866 793 4279
North American toll-paid number	+1 703 621 9126
Participant code	379 548#

Further information regarding Caledonia’s operations along with its latest financials and Management’s Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Graham Herring/Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

CHF Investor Relations Juliet Heading Tel : +1 416 868 1079 x 239 jeremy@chfir.com